FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 21, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes Global Equity Fund

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

Federated Hermes Global Small Cap Fund

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

(collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on March 13, 2019, in response to the Registrant’s Correspondence dated March 12, 2019, with respect to its Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to its Registration Statement filed on December 28, 2018.

All comments apply to both Funds unless otherwise noted.

COMMENT 1:

With respect to Staff Comment 22, the Staff reiterates that the Registrant must “look through” to the underlying funds with respect to the Funds’ concentration policies.

RESPONSE:  In response to the Staff’s additional comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the Funds’ disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. The Funds do not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Funds, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Funds’ diversification and reduce their overall industry concentrations.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to classify the underlying fund investment according to its general concentration.

Comment 2: With respect to the following phrase contained in Attachments A and B to the correspondence:

“At various times between the Composite’s inception date and December 31, 2018, other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite.”

The Staff feels that this indicates that there are other substantially similar funds and private accounts that have not been included in the Composite. The Staff notes that only in limited circumstances can funds be excluded and the Staff refers the Registrant to the Nicholas-Applegate No-Action letter for relevant guidance on this point.

Response: The Registrant intended that disclosure to indicate that all substantially similar accounts would have been included in the Composite since inception, including those accounts that may have been closed in the past. In order to clarify this, in response to the Staff’s comment, the Registrant will revise the referenced disclosure as follows:

“~~At various times~~ Between the Composite’s inception date and December 31, 2018, any other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures